Exhibit 99.1

NexGen Announces 64% Increase in Average Annual After-tax Cash Flow in Pre-Feasibility Study, After Tax NPV of $3.7BN, 43% Increase in Indicated Resources, and Initiates the Largest Drill Campaign in Company's History to Expedite Arrow to Feasibility

VANCOUVER, Nov. 5, 2018 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE:NXE) is pleased to announce the results of an independent Pre-Feasibility Study ("PFS" or the "Study") and Mineral Resource update of the basement-hosted Arrow Deposit, located on the Company's 100% owned Rook I project ("Arrow" or the "Project") in the Athabasca Basin in Saskatchewan, Canada.  The PFS was completed jointly by Wood Group, and Roscoe Postle Associates Inc. ("RPA"), with other technical inputs completed by sub-consultants.

Pre-Feasibility Study Highlights

Table 1 – Summary of Arrow Deposit Pre-Feasibility Study (based on US $50/lb U3O8)

	PEA (July 31, 2017)	PFS	Variance
After-Tax Net Present Value (8% discount)	CAD $3.49 Billion	CAD $3.7 Billion	+6%
After-Tax Internal Rate of Return (IRR)	56.7%	56.8%	-
After-Tax Payback	1.1 Years	1.2 Years	+9%
Initial Capital Costs ("CAPEX")	CAD $1.19 Billion	CAD $1.25 Billion	+5%
Average Annual Production (Life of Mine)	18.5 M lbs U3O8	25.4 M lbs U3O8	+37%
Average Annual Production (Years 1-5)	27.6 M lbs U3O8	29.0 M lbs U3O8	+5%
Average Daily Throughput	1,448 tonnes per day	1,039 tonnes per day	-28%
Average Annual Grade	1.73% U3O8	3.09% U3O8	+79%
Mine Life	15 Years	9 Years	-6 years
Average Annual After -Tax Net Cash Flow (Life of Mine)	CAD $553 Million	CAD $909 Million	+64%
Average Annual Operating Cost ("OPEX", Life of Mine)	CAD $8.37 (US $6.70)/lb U3O8	CAD $ 5.81 (US $4.36)/lb U3O8	-31%
Operating Margins (Life of Mine)	85.5%	90.6%	+6%

Note: PEA based on CAD $1.00 = US $0.80, PFS based on CAD $1.00 = US $0.75

  CAPEX – Increased due to the introduction of Provincial Sales Tax (PST) applicable to capital projects.  Excluding PST, initial capital costs reduced by approximately CAD $64 Million to CAD $1.18 Billion (0.5% lower than PEA). Additionally, due to the reallocation of tailings management to operating costs, the sustaining capital component of capital expenditures has been significantly reduced.
  Mine Life - PFS is based on Indicated Resources only and does not include the current additional Inferred Resources 91.70 M lbs of U3O8 contained in 4.84 M tonnes grading 0.86% U3O8 or further potential increases in the resource base at Arrow that remains open in many directions (Figure 1).

Leigh Curyer, Chief Executive Officer, commented: "An assessment across all of the PFS metrics, results in a substantial improvement to the PEA with a 64% increase in average annual after tax net cash flow. Incorporating only the Indicated Mineral Resource, the life of mine drops from 15 to 9 years, yet the increase in average annual grade - whilst maintaining a consistent capex and lower opex - results in an after tax NPV of $3.7BN. In addition, the 43% increase in Indicated Mineral Resource growth during 2017 demonstrates with closer spaced drilling, Arrow improves and optimizes mine production plans.

With these strong PFS results,  the Company is expediting Arrow to Feasibility by initiating a 2 stage 125,000m (10 rig) high density drilling program. This will be the largest drilling, geotechnical and hydrogeological focused program in the history of NexGen. Preparations are well underway with the program brought forward and scheduled to commence in early December 2018.

I would like to take the opportunity to congratulate the entire NexGen team, key consultants, local communities and Government departments for their outstanding commitment and execution of Arrow's development."

Conference Call

NexGen will host a conference call today, Monday November 5, 2018 at 11.00 AM Eastern Standard Time.

To join the call please dial (+1) 416 764 8688 (local/international) or (+1) 888 390 0546 (North America toll free) with passcode 49399985 and an operator will assist.

A recorded version of the proceedings will be available on NexGen's website (www.nexgenenergy.ca) shortly after the conference.  The playback numbers are (+1) 416 764 8677  (local/international) and (+1) 888 390 0541 (North America toll free) and the playback passcode is 399985 #.  The playback will be available until Tuesday, February 05, 2019.

Figure 1 – Arrow Mine Plan in relation to Inferred Resources (Long Section); Note: Red Arrows reference Inferred Resources not included in the PFS mine plan. (CNW Group/NexGen Energy Ltd.)

Table 2 – PFS Sensitivity to Uranium Price

Uranium Price ($ USD/lb U3O8)	After-Tax NPV8	After-Tax IRR	After-Tax Cash Pay Back
$80/lb U3O8	CAD $6.62 Billion	80.4%	0.8 Years
$60/lb U3O8	CAD $4.65 Billion	65.5%	1.0 Years
$50/lb U3O8	CAD $3.66 Billion	56.8%	1.2 Years
$40/lb U3O8	CAD $2.67 Billion	46.9%	1.5 Years
$30/lb U3O8	CAD $1.69 Billion	35.6%	1.9 Years
$25/lb U3O8	CAD $1.19 Billion	28.9%	2.3 Years

Figure 2 – Arrow Undiscounted Cumulative After-Tax Cash Flow (CNW Group/NexGen Energy Ltd.)

Key Updates of the 2018 PFS from the 2017 PEA

  Reduction in CAPEX due to a reduced mine footprint as a result of higher head grades and also the reallocation of the underground tailings to operating costs. If the recently introduced PST is ignored for an apples-to-apples comparison on capital cost estimates from the PEA to the PFS, the PFS capital cost would be even lower.
  31% reduction in average annual OPEX to CAD $5.81/lb U3O8(from CAD $8.37/lb U3O8) despite the PFS recategorizing the underground tailings to OPEX instead of sustaining capital as per the PEA. These costs account for 21% of OPEX.
  43% increase in Indicated Mineral Resources from 179.5 M lb of U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 from the March 2017 Mineral Resource estimate to 256.6 M lbs of U3O8 contained in 2.89 M tonnes grading 4.03% U3O8.
  Average Annual Production increase from 18.5 M lbs U308 in the PEA to 25.4M lbs U308 due to higher head grades increasing from 1.73% U308 in the PEA to 3.09 % U3O8 in the PFS.
  Average mining rate decrease from 1,448 tonnes per day to 1,039 tonnes per day.
  Metallurgical pilot plant and bench scale testing optimized recovery resulting in increased total processing recovery rate to 97.6% versus 96.0% in the PEA.
  Metallurgical process was updated resulting in ammonia being eliminated entirely from the process which strengthens the environmental performance of the envisioned Rook I Project.
  Metallurgical paste-fill test work confirmed proof of concept for uranium tailings to be used for cemented paste backfill underground.
  Lateral development reduced from 78,805 metres to 39,908 meters due to a reduced mine footprint.
  Vertical development was reduced from 3,832 in the PEA to 3,059 due to the elimination of a fresh air raise which has been redesigned and combined with the primary production shaft.

Mineral Resources

The Arrow Deposit Mineral Resource estimate was updated, and the Indicated Mineral Resources form the basis for the PFS. The Indicated portion of the resource has increased by 43% from the previous resource estimate (see News Release dated: March 6, 2017).  The updated estimate comprises an Indicated Mineral Resource of 256.6 M lbs of U3O8 contained in 2.89 M tonnes grading 4.03% U3O8, including the A2 High Grade Core of 181.0 M lbs of U3O8 contained in 0.46 M tonnes grading 17.85% U3O8 and an Inferred Mineral Resource of 91.7 M lbs of U3O8 contained in 4.84 M tonnes grading 0.86% U3O8.

The tonnes, grades, and classification of the Mineral Reserves defined in the PFS mine design are summarized below in Table 4.

Table 3 - Arrow Mineral Resource Estimate

March 2017 Arrow Mineral Resource Estimate				2018 Arrow Mineral Resource Estimate			Diff. Between Arrow 2018 & 2017 Mineral Resource Estimate
Structure	Tonnage (Tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lb)	Tonnage (Tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lb)	Tonnage (Tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lb)
Indicated Mineral Resources
A2	790,000	0.84	14,500,000	1,240,000	0.79	21,700,000	450,000	(0.05)	7,200,000
A2 HG	400,000	18.87	164,900,000	460,000	17.85	181,000,000	60,000	(1.02)	16,100,000
A3	No Indicated in 2017			1,010,000	0.70	15,500,000	1,010,000	0.70	15,500,000
A3 HG	No Indicated in 2017			180,000	9.68	38,400,000	180,000	9.68	38,400,000
Total:	1,180,000	6.88	179,500,000	2,890,000	4.03	256,600,000	1,700,000	(2.85)	77,200,000
Inferred Mineral Resources
A1	860,000	0.75	14,300,000	1,510,000	0.72	23,900,000	650,000	(0.04)	9,600,000
A2	1,100,000	0.76	18,500,000	1,290,000	0.70	19,900,000	190,000	(0.06)	1,400,000
A2 HG	30,000	13.00	8,600,000	5,000	12.70	1,400,000	(25,000)	(0.30)	(7,200,000)
A3	1,460,000	1.16	37,300,000	1,230,000	1.11	30,000,000	(230,000)	(0.05)	(7,300,000)
A3 HG	150,000	8.53	28,200,000	1,000	9.07	200,000	(149,000)	0.54	(28,000,000)
A4	550,000	1.06	12,900,000	800,000	0.92	16,300,000	250,000	(0.14)	3,400,000
180	110,000	0.95	2,300,000	Combined into A3 & A4			(110,000)	(0.95)	(2,300,000)
Total:	4,260,000	1.30	122,100,000	4,840,000	0.86	91,700,000	580,000	(0.44)	(30,400,000)

Notes:

1.	CIM Definition Standards were followed for Mineral Resources, Mineral Resources are reported inclusive of Mineral Reserves.
2.	Mineral Resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$50 per lb U3O8 and estimated costs.
3.	A minimum mining width of 1.0 m was used, with a Mineral Resource effective date of May 25th, 2018.
4.	Numbers may not add due to rounding.
5.	Mineral Resources that are not Mineral Reserves do not have demonstrated economics.

Mineral Reserves

The PFS defines Probable Mineral Reserves of 234.1 M lbs of U3O8 contained in 3.43 M tonnes grading 3.09% U3O8 from the Indicated Mineral Resources. The Probable Mineral Reserves include diluting materials and allowances for losses which may occur when material is mined.

Table 4 - Arrow Probable Mineral Reserves

Probable Mineral Reserves
Structure	Tonnage (Tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lb)
A2	2,057,600	4.13%	187,400,000
A3	1,375,500	1.54%	46,700,000
Total	3,433,100	3.09%	234,100,000

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are reported with an effective date of May 25, 2018.
3.	Mineral Reserves include transverse and longitudinal stopes, ore development, and incremental ore.
4.	Stopes and ore development were estimated at a cut-off grade of 0.25% U3O8.
5.	Incremental ore is material between 0.03% U3O8 and 0.25% U3O8 that must be extracted to access mining areas. 0.03% U3O8 is the limit for what is considered benign waste and material that must be treated and stockpiled in an engineered facility.
6.	No by-product credits have been included in the Mineral Reserve statement.
7.	Mineral Reserves are estimated using a long-term metal price of US$45 per pound U3O8, and a 0.75 US$/C$ exchange rate (C$1.00 = US$0.75).
8.	A minimum mining width of 3.0 m was applied for all longhole stopes.
9.	The density varies according to the U3O8 grade in the block model. Waste density is 2.464 t/m3.
10.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource or Mineral Reserve estimates.

Mine Plan and Production Profile

A detailed mine plan based on conventional long-hole stope mining was engineered using Indicated Mineral Resources only. Geotechnical studies during Pre-Feasibility supported the conventional longhole stoping mining method including the use of longitudinal and transverse stopes, 30 m level spacing, and the nominal stope strike length of 15 metres to 30 metres. This represents an excellent stope stability range for underground mining in highly competent conditions. The geometry of the Arrow Deposit enables decoupled production areas in both the A2 and A3, allowing flexibility of mine sequencing. The PFS production profile is underpinned by longhole stopes in the transverse orientation through A2 High Grade mineralization. Arcadis was engaged in the modeling and assessment of radiological effects of underground uranium mining, and they fully endorsed the proposed mining methods and overall plans. The ability to mine transverse longhole stopes through the A2 High Grade will support significant scheduling flexibility enabling NexGen to correlate supply quickly and inexpensively to market conditions.

Furthermore, given the competency and conditions of the underground environment, all waste streams from the process plant are planned to be stored underground.

The PFS mine plan, using a 0.25% U3O8 cut-off grade, includes Probable Mineral Reserves consisting of 234.1 M lbs of U3O8 contained in 3.43 M tonnes grading 3.09% U3O8 that will be extracted by underground mining in an initial nine (9) year mine life.  The mine production schedule envisions a life of mine rate of 1,039 tonnes per day. The underground workings will be accessed by two shafts, the first supporting personnel movements, materials, ore, waste and fresh air. The production shaft will have divided compartments, ensuring that fresh air, and personnel entering the mine, remain isolated from ore being skipped to surface.  The second shaft will be used for exhaust air and secondary egress. Mining extraction is estimated to be 95% of mineralized tonnes for both ore development and stopes. Planned dilution was included in the generation of the stope shapes, and additional backfill dilution (at zero grade) was included where appropriate. Overall rock dilution is estimated to be 31%, with additional backfill dilution applied on secondary stopes only. Figure 3 below presents the annual mining schedule based on set assumptions.

Figure 3 – Arrow Deposit Production Profile (CNW Group/NexGen Energy Ltd.)

Figure 4 – Cross Section View of PFS Mine Design (CNW Group/NexGen Energy Ltd.)

Processing and Underground Tailings Management Facility ("UGTMF")

The PFS confirmed processing and production of Yellowcake from the Arrow Deposit with conventional processing technology. The main components of the processing plant are:

  Grinding
  Leaching
  Liquid-Solid Separation via Counter Current Decantation
  Solvent Extraction
  Yellowcake Precipitation
  Yellowcake Packaging
  Paste Tailings Plant

A detailed metallurgical study resulted in process recovery increasing to 97.6% (versus 96% in the PEA). In addition, the ammonia strip process envisioned in the PEA was updated to an acid strip process in the PFS, resulting in the complete elimination of ammonia in the processing facility. Elimination of ammonia from the processing facility will ultimately lead to improved effluent discharge performance.

The Study also confirmed that all processed waste streams can be stored in an Underground Tailings Management Facility ("UGTMF"). The Study also confirmed the geotechnical design, size and sequencing of the UGTMF included in the PFS mine plan. The UGTMF will significantly reduce the surface footprint of the Project and represents continued and ongoing reclamation during operations, allowing for industry leading environmental sensitivity.

PFS test work confirmed paste fill strength meets or exceeds all requirements set in the original design for a potential Paste-Backfill to be used for underground stope stability. The Study confirmed the suitability of the tailings from Arrow Uranium Deposit for use as cemented paste backfill.

NexGen is committed to advancing the Project with innovative approaches to mine design, management and operation in order to deliver enhanced environmental, social and economic performance.

Capital Costs

A capital cost estimate (Class 4 - AACE International classification guidelines) was produced for the PFS. The pre-production CAPEX for the contemplated underground mine, process plant and supporting infrastructure at Arrow are estimated at CAD $1.247 billion with sustaining capital costs of CAD $262 million (including $48 Million for decommissioning). Wood and RPA estimated the capital costs based on a three-dimensional civil model, a mechanical equipment list, material takeoffs, vendor budget quotations on major and secondary equipment, and inputs from leading expert service providers who have experience in construction projects and cost estimation both in the Athabasca Basin and globally. Pre-production construction is envisioned to be complete in three (3) years, the construction phase will be supported by a labour force consisting of skilled labour, trades people, professionals and administration. The Study determined the total personnel hours required for pre-production construction is 3,557,000 hours. The CAPEX is summarized below in Table 5.

Table 5 – Summary of Capital Cost Estimates

	PEA 2017			PFS 2018
Capital Cost Estimates ($ CAD Millions)	Pre-Production	Sustaining	Total	Pre-Production	Sustaining	Total	Variance
Mine	324	205	529	303	194	497	-6%
Process Plant, Infrastructure & Indirects	627	199	826	736	20	756	-9%
Decommissioning	0	64	64	0	48	48	-25%
Contingency	237	0	237	208	0	208	-12%
Total Capital Costs	1,188	468	1,656	1,247	262	1,509	-9%

Notes on Variances

  Mine - Reduced mining extents due to increase in mining head grades as a result using Indicated Resources only.
  Process Plant, Infrastructure & Indirects -Tailings management costs re-allocated to operating costs.
  Decommissioning - Higher resolution on decommissioning costs.
  Contingency - Increased confidence level of cost estimates.

Operating Costs

The OPEX estimate outperformed the PEA and is based on a shaft-accessed underground mine with a conventional longitudinal and transverse long-hole stope mining method, conventional processing facility and underground processed waste management facility. While in operation the PFS defines a required workforce of 491 persons, the expertise required ranges from skilled labour, equipment operators, mining professionals, technical professional, management and administrative. NexGen's community-first approach ensures opportunities are prioritized within the local region. The OPEX is summarized below in Tables 6 and 8, and the per unit all-in sustaining cost is summarized in Table 7.

Table 6 – Unit Operating Cost Estimates

OPEX Per Pound	PEA $ CAD/lb U308	PFS $ CAD/lb U308
Mining	3.61	2.35
Mineral Processing	3.03	2.46
General and Administration	1.73	1.00
Total Operating Costs	8.37	5.81

Table 7 – PFS All-In Sustaining Cost Estimates ("AISC")

AISC	PFS $ CAD/lb U308
Operating Costs	5.81
Revenue Royalties	4.81
Transportation	0.34
Reclamation Cost	0.21
Sustaining Capital	0.94
AISC	12.11

Table 8 – Per Tonne Operating Cost Estimates

OPEX Per Tonne	PEA $ CAD/t	PFS $ CAD/t
Mining	131.87	157.31
Mineral Processing	110.91	164.65
General and Administration	63.20	67.11
Total Operating Costs	305.98	389.07

Future Programs

  As of September 30, 2018, the Company had $133 million in the treasury which fully funds NexGen for the the upcoming and planned programs.
  Immediate initiation of a 10 rig diamond drilling 2 stage program of 125,000 m focusing on conversion of Arrow Indicated Mineral Resources to Measured of 70,000 m aimed at conversion of Inferred to Indicated Mineral Resources; and 55,000 m to enable additional optimisation of mine production plans.
  Continued UGTMF study to optimise tailings density and further reduce tailings volume.
  The capital costs associated with the process plant and associated infrastructure will now undergo an evaluation to review opportunities for capital cost optimization.
  Project schedule and timeline are also being reviewed to identify opportunities to advance the development.
  Automation and electric mining equipment continue to evolve rapidly, and opportunities for inclusion are currently being pursued.
  Detailed evaluation of alternative energy solutions which will further offset electricity costs and support NexGen's environmental initiatives.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.  NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017.

Technical Disclosure

The technical information in this news release with respect to the PFS has been reviewed and approved by Paul O'Hara, P.Eng. of Wood., David Robson, P.Eng., M.B.A., and Jason Cox, P.Eng. of RPA, each of whom is a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI-43-101").

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen.  Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

A technical report in respect of the PFS will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) within 45 days of this news release.

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained pounds" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Technical Information

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource please refer to the technical report entitled "Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook 1 Property, Province of Saskatchewan, Canada" dated effective September 1, 2017 (the "Rook 1 Technical Report") prepared by Jason J. Cox, P.Eng., David M. Robson, P.Eng., M.B.A., Mark B. Mathisen, C.P.G., David A. Ross M.Sc., P.Geo., Val Coetzee, M.Eng., Pr.Eng., and Mark Wittrup, M.Sc., P.Eng.,P.Geo. each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com. A technical report in respect of the PFS will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) within 45 days of this news release providing details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

View original content to download multimedia:http://www.prnewswire.com/news-releases/nexgen-announces-64-increase-in-average-annual-after-tax-cash-flow-in-pre-feasibility-study-after-tax-npv-of-3-7bn-43-increase-in-indicated-resources-and-initiates-the-largest-drill-campaign-in-companys-history-to-expedite--300743805.html

SOURCE NexGen Energy Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2018/05/c3522.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca; For Media Inquiries: Jonathan Goldberg, KCSA Strategic Communications, +1 212 896 1282, jgoldberg@kcsa.com

CO: NexGen Energy Ltd.

CNW 08:36e 05-NOV-18